

April 24, 2012

Via E-mail
Mark J. Stockslager
Chief Financial Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

  Re: SunLink Health Systems, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2011
     Filed September 27, 2011
     Form 10-Q for the Quarterly Period Ended September 30, 2011
     Filed November 10, 2011
     File No. 001-12607

Dear Mr. Stockslager:

  We issued verbal comments to you on April 10, 2012 relating to your correspondence dated March 22, 2012. As you requested in our call on April 23, 2012, this letter memorializes those verbal comments. We continue to believe that U.S. GAAP requires gain contingency accounting and that there is not a choice as to which method to use for the EHR incentive payments. We believe your prior accounting for these payments was an error and that your prior financial statements for which payments were recognized under the grant method should be restated to correct the error.

  Please respond to this letter within 10 business days by amending your filings. Please also furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred Revenue-Medicare Electronic Health Records Incentive Reimbursement, page F-14

1. You state that you have recorded $7,682,000 and $1,683,000 in revenue relating to Medicare and $1,237,000 and $1,315,000 in revenue relating to Medicaid in the year ended June 30, 2011 and the three months ended September 30, 2011, respectively. You state in Note 6 to your Form 10-Q for the six months ended December 31, 2012 that you changed your methodology for accounting for incentive payments from the grant accounting model to the contingency based model. The characterization of the change

from the grant accounting model to the contingency based model is a correction of an error under ASC 250-10. Please revise your filings accordingly.

2. In addition, you state that Medicaid EHR revenue will be recognized upon completion of successful attestation of meaningful use and Medicare EHR revenue will be recognized once the cost report information utilized to determine the final amount of reimbursement is known. Please clarify in your revised accounting policy that Medicare EHR revenue will be recognized once the cost report information utilized to determine the final amount of reimbursement is known and meaningful use has been established.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant